Effective December 1, 2006, the fund's investment strategy changed to a quantitative approach. While the fund's policy of nvesting at least 80% of its net assets, plus any borrowings for investment purposes, in equity securities of U.S. companies with large market capitalizations will not change, these securities will be selected using proprietary quantitative stock selection models rather than the more traditional fundamental analysis approach.